Filed by Euronav NV

This communication is filed pursuant to Rule 425

under the United States Securities Act of 1933

Subject Company: Euronav NV

(Commission File No. 001-36810)

Date: May 5, 2022

Euronav NV (the “Company”) made the following presentation available on its website on May 5, 2022, in connection with the Company’s upcoming Annual General Meeting that is to take place on May 19, 2022:

AGM Roadshow Euronav THURSDAY MAY 5th, 2022

EXECUTIVE SUMMARY EURONAV, A LEADING INDEPENDENT TANKER COMPANY ‒ The Euronav platform has a strong financial profile and is an uncontested ESG leader in the tanker market ‒ Under the direction of the Supervisory Board, the Management team has positioned Euronav to maximize its value over the medium and long-term. In the past year, Euronav has modernized its fleet and improved its fleet consumption and emission profile. Today, Euronav fleet is amongst the youngest VLCC fleets globally ‒ Euronav’s proposed Supervisory Board is independent, engaged, qualified and best suited to determine and provide effective oversight of the Company’s strategy in the interest of all its stakeholders ‒ Euronav’s Supervisory Board nomineeswould further allow engaged independent oversight while adding complementary relevant expertise in the Boardroom RECOMMENDED COMBINATION BETWEEN EURONAV AND FRONTLINE CREATING A GLOBAL LEADER IN CRUDE TANKERS ‒ The proposed combination with Frontline is expected to add further value creation opportunities for shareholders, with material cost, financing and revenue synergies and other combination benefits ‒ The transaction is also expected to lead to an upwards re-rating of the combined entity as it becomes the reference stock in the crude tanker shipping space ‒ The Supervisory Board is confident that the Euronav strategy is the right path to maximize shareholder value and we invite you to express your support by voting in favour of the th Company’s candidates for the Supervisory Board at the AGM on May 19 CMB PROPOSAL TO COMBINE EURONAV AND CMB.TECH IS NOT ATTRACTIVE ‒ Euronav received multiple proposals for a transaction with CMB.Tech. Nevertheless, each time the Euronav Supervisory Board has come to the unanimous conclusion that any combination with CMB.Tech would not be in Euronav’s best interest and would most likely destroy shareholder value. The CMB proposals call for a radical move away from the core shipping business and would transform the Company into a risky venture-like business. Euronav is not the appropriate vehicle to underwrite such a venture ‒ Candidates proposed by CMB would not be additive to Euronav’s diverse and experienced Supervisory Board while weakening its Governance profile as they are adding non- independent and biased directors ‒ We invite you to vote against the resolutions put forward by CMB to appoint three additional directors as their sole purpose would be to pursue the value destructive CMB.Tech project, hence absorbing significant energy and resources towards conflictual discussions and conflicts-of-interest resolutions at Supervisory Board level 2

Euronav Strategy & Governance 5 May 2022

EURONAV TODAY
FOCUSED CRUDE OIL TANKER COMPANY WITH ESG AT ITS CORE

Business Overview

- Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil
  - Headquartered in Antwerp, Belgium
  - Offices throughout Europe and Asia
  - Listed on Euronext Brussels and NYSE (Ticker: EURN)
- Leading VLCC/Suezmax platform
- Fleet employed both on the spot and period markets
  - VLCCs on the spot market trades in the Tankers International pool (of which Euronav is one of the major partners)
  - Owned and operated fleet consists of 2 V-Plus vessels, 42 VLCCs, 28 Suezmaxes and 2 FSOs (both owned in 50%-50% joint venture)
- Enlarged fleet to provide a better service to its customers on a global basis

Euronav's Strategy

- Euronav's core strategy is focused on large crude oil tankers with a strong emphasis on ESG
- A standalone value enhancement plan has been approved by Euronav's Supervisory Board and is in the process of being implemented
- In addition to the standalone plan, Euronav reaffirms the strong incremental value creation in the announced combination with Frontline through various synergy levers

Robust financial structure to navigate the cycle



63%
62%
66%
55%
56%
63%
56%
433
597
754
674
858
1.100
905
2015
2016
2017
2018
2019
2020
Q4-21
Available liquidity ($m)
Equity ratio

2021 mix fixed & spot



11%
89%

FIXED	SPOT
Time Charter	TI Pool
FSO Service Contract	Spot
Storage	

- Operational leverage through majority of fleet trading in the spot market

4

EURONAV IS THE UNCONTESTED ESG LEADER IN THE TANKER MARKET Euronav’s pioneering sustainability strategy is praised by major ESG rating agencies (1) Peers average Full scope 1, 2 and 3 disclosure of carbon emissions 28.3 37.4 0-40+ (Severe Score) Only listed tanker company with a Sustainability Committee 49% 31% Manageable Risk composed of Executives and Supervisory Board members Managed % Pioneer in sustainable financing efforts with a USD 713m (2) BBB B sustainability loan AAA-CCC Climate Peers Not B Change Ranked A-F Getting to Zero coalition, to put a commercially viable net-zero 19 10 emissions ship to sea by 2030 ESG RANK Founding 1-100 (Best Score) Sponsor Poseidon Principles global framework, to promote responsible 45 32 ESG Disclosure ship finance into lending decisions 1-100 (Best Score) Source: Sustainalytics, MSCI, CDP and Bloomberg as of April 2022 (1) Peer set includes Teekay Tankers, International Seaways and DHT 5 (2) Only International Seaways has an MSCI ranking

EURONAV IS PAVING THE WAY TOWARDS DECARBONISATION IN THE SHIPPING INDUSTRY

Clear short-term milestones...

Year	Milestone	Description	Target
2021	TESTED THE WATERS	First bio-blend (B30/ B50) fuel pilot voyage with Suezmax Marin Sardinia/ Statia	15 - 25 %
2022	TI POOL TO OFFER CARBON NEUTRAL VOYAGES VIA OFFSETTING	(B100) bio-fuel tested at pilot level during passage or at berth	Carbon neutral
2024	CARBON NEUTRAL VOYAGE VIA LOWER-CARBON FUELS	Carbon neutral voyage(s) offered to one or more of our clients both laden and ballast legs	100 %
2027	FIRST VESSEL CAPABLE OF RUNNING ON ZERO-EMISSION, FUELS IN OUR ORDERBOOK/ FLEET	First vessel capable of running on zero-emission fuels in our fleet (if ordered in or before 2024)	NH_3

... to achieve the most ambitious Net Zero trajectory

Cleaner energy used → Switch & scale-up

2030
40% lower CO_2 intensity at fleet level vs. 2008

By 2030, have commercially viable, **zero-emission vessels** operating in our fleet

First zero-emission newbuild delivered depending on market availability – First retrofits to zero-emission vessels

2040
At least 80% less CO_2 intensity at fleet level vs. 2008 and net zero in sight

We aim to **80% lower CO_2** intensity **per ship** vs. 2008

80% of our fleet capable of running on competitively priced zero-emission fuels (e.g. carbon tax in place)

2050
Net zero CO_2 emissions

By 2050, we are committed to **net zero CO_2 emissions** from spot operations

80% of our capable of running on competitively priced zero-emission fuels (e. g. carbon tax in place)

6

EURONAV’S INDEPENDENT, ENGAGED AND QUALIFIED SUPERVISORY BOARD Euronav’s proposed Supervisory Board is best-suited to provide effective oversight of the Company’s strategy in the interest of all of its stakeholders • • 60% • • 100% Female Independent Supervisory • • Board • • • • • Relevant • ~4Y • Skills & Tenure Experience • • • • • 98% ESG Attendance • Oversight Rate in 2021 • 7

EACH DIRECTOR BRINGS CRITICAL SKILLS REQUIRED TO PROPERLY OVERSEE EURONAV’S STRATEGY Independent Director’s skills matrix Industry leaders with prior Public Company Executive experience in Boardrooms bring unique perspectives and challenge status Public Company Director quo/management Finance / investors Finance/ Accounting / Legal expertise required to effectively assess Euronav’s strategy/challenge Investor Perspective management plan Key insights into Shipping / Marine Industry developments within the Shipping and Oil & Gas industries Oil and Gas Ensures the integration of ESG perspectives into all ESG decision-making processes Euronav’s proposed Supervisory Board members have significant depth and breadth of expertise in the areas most relevant to overseeing our business and strategy 8

EURONAV IS COMMITTED TO THE HIGHEST GOVERNANCE BEST PRACTICES Fully Independent and qualified Highly engaged Supervisory Board üü Supervisory Board and Board Committees 10 meetings in 2021 with 98% attendance rate ESG Committee since 2019 Executive compensation policy designed to align üü Management’s interest with shareholders Commitment to gender diversity Proactive focus on Supervisory Board üü composition and refreshment 9

OUR NOMINATED DIRECTORS - ANNE-HÉLÈNE MONSELLATO Audit & Cross Up for reelection at G Go ov ve er rna nanc nce e Independent Border Transaction 2022 Annual Meeting E Ex xp pe er rti tise se Experience • • • • • • Contribution to Euronav • Serves as Chairwoman of the Audit & Risk Committee of Euronav • Contributes extensive and relevant audit and governance knowledge • Highly engaged with attendance rate of 100% at all Supervisory boards and Committees meetings since first appointment 10

OUR NOMINATED DIRECTORS - GRACE REKSTEN SKAUGEN Up for reelection at Investor Perspective Industrial Independent & Corporate Finance Knowledge 2022 Annual Meeting • • • • Contribution to Euronav • Serves as Chairwoman of the Remuneration Committee and a member of the Corporate Governance and Nomination Committee, as well as of the Sustainability Committee • Wealth of long-standing knowledge and experience in both corporate finance and corporate governance • Relevant board experience in the oil and gas business • Highly engaged with attendance rate of 97% at all Supervisory boards and Committees meetings since first appointment 11

OUR NOMINATED DIRECTORS - STEVEN SMITH Up for election at Investor Perspective Independent Legal Expertise & Corporate Finance 2022 Annual Meeting • • Former Managing Director at Credit Suisse and Donaldson, Lufkin & Jenrette / Credit Suisse, where he was a member of the Restructuring & Leveraged Finance groups • Started his career in restructuring & leveraged finance at Latham & Watkins • • Contribution to Euronav • In-depth financial expertise • International experience with extensive knowledge of the U.S. market • Valuable independent understanding of the Company thanks to previous Board position • Relevant background in law and investment banking stressed with meaningful experiences • Steven Smith will provide meaningful input, skills and perspectives to Euronav's Supervisory Board in the context of fast-moving environment and transformative strategy for the Company 12

Proposed Euronav-Frontline Combination 5 May 2022

THE COMBINATION OF EURONAV AND FRONTLINE CREATES A GLOBAL LEADER IN CRUDE TANKERS

The **combination of two listed industry players is expected to create a leader in the crude tanker shipping space**, which would encompass c.7% of the VLCC and c.8% of the Suezmax global fleets

Combination Considerations

- ✓ **The combination is expected to create a leading player in the crude tanker space with various potential synergy levers**
  - By joining forces, both companies stand to benefit from certain economies of scale and synergies, and benefit from potential TI Pool integration
- ✓ **Enhance Euronav's position as a leading global benchmark public tanker operator**
  - Potential benefits include index inclusion, increased share liquidity, broker coverage and enhancing share price reaction to positive market-wide news
- ✓ **Significant synergies anticipated:**
  - Cost synergies: savings related to Opex, G&A and financing
  - Revenue synergies to augment upside
- ✓ **Potential upwards re-rating of the combined company as it becomes the reference stock in the crude tanker shipping space**
- ✓ **Opportunity to re-evaluate strategy and company policies of both companies towards a best-in-class model**

Fleet Composition and Key KPIs[1]

	EURONAV	FRONTLINE	MergeCo
Fleet Size & Composition			



3%
38%
74
59%
29%
70
33%
38%
15%
144
47%
38%
VLCC[4]
Suezmax
Other

	EURONAV	FRONTLINE	MergeCo
DWT	18.8m	13.2m	**32.0m**

Pro Forma Key Financials

2021A	EURONAV	Euronav share	Frontline share	FRONTLINE	MergeCo[2]
Net revenue	$311m	48%	52%	$337m	**$648m**
Adj. EBITDA	$85m	35%	65%	$158m	**$244m**
Employees[3]	c.200	72%	28%	c.79	**c.279**

Source: *Company information*
Note: Frontline EBITDA figures adjusted to IFRS-16 accounting standard to facilitate a like-for-like comparison
(1) Includes new buildings, bareboats, charter-ins and latest fleet developments (vessel disposals and acquisitions)
(2) No synergies included
(3) Onshore employees, including in-house technical management for Euronav
(4) Including V-Plus Vessels

14

MULTIPLE SOURCES OF SYNERGY POTENTIAL HAVE BEEN IDENTIFIED BY BOTH COMPANIES’ MANAGEMENT TEAMS Category Assessment • An increased scale will help the combined entity to leverage Euronav’s existing in-house technical management team. Finding the right balance between in-house and outsourced technical management will reduce Opex mid to long term while keeping Opex high quality maintenance to the fleet + • Reduction of duplicative corporate costs G&A • Potential to optimize the two companies’ networks and systems + • The combined company will benefit from favorable financing terms (both on capital and loan markets), while benefitting from a larger / stronger balance sheet Financing • Further synergies through the review and alignment of the companies’ financing strategies + • A larger and more diversified crude oil tanker fleet could give more optionality in terms of employment (spot vs. TC), potentially ensuring better income stability Revenue • Additional income synergies could also be potentially derived from higher fleet utilization (in particular during low- and mid- cycles) 15

ANALYSTS ARE CLEARLY IN FAVOUR OF THE PROPOSED COMBINATION... Selected Quotes from Equity Research Analysts “The proposed merger would provide customary opportunities to realize cost synergies and greater scale of combined fleet tonnage. However, for tanker investors and for the general investor base globally, the potential combination would create a truly investible tanker company with a meaningful and liquid market cap, which would also effectively become a bellwether for not just tanker Equities but Maritime Transportation as a whole due to its enhanced scale.” 07 APRIL 2022 “Euronav and Frontline today announced the intention to merge, creating the world's largest crude tanker company with a market cap of around $4.5 billion. Overall we believe this is good news for investors, with likely increased trading liquidity, cost savings and improved balance sheet terms with the combined entity.” 07 APRIL 2022 “The exchange ratio of 1.45x (FRO shares for each EURN share) makes this a very good deal for Euronav shareholders while FRO finally is able to use its premium pricing. The longer-term question is whether the new company will be able to maintain the historical pricing of FRO (c. 1.3x). More importantly, we would expect major synergies on the cost side as well as it creates the undisputed market leader in the tanker market.” 07 APRIL 2022 “We think the move represents a big positive for EURN shareholders (as well as FRO), as it continues Euronav’s tried and tested strategy of making significant investments at the bottom of the cycle. The positive implication is significant cash flow and earnings power in a recovering market, and significant downside support as Euronav retains its extremely strong balance sheet even with this combination.” 07 APRIL 2022 Source: Broker reports 16

… GIVEN THE INVESTOR PREFERENCE FOR PURE-PLAY CRUDE TANKERS OVER BROADLY DIVERSIFIED COMPANIES

Investor preference		Considerations	
Focused strategy & streamlined equity story	Pure Crude Tankers	• 'Pure play' – simple strategy to convey/understand/analyze • Facilitates focused investor exposure	EURONAV
	Crude / Product Tankers	• Natural extension to being a "pure" crude tanker player • Customer overlap	FRONTLINE
	Crude / Niche Tankers	• Natural extension of a pure crude strategy by entering into adjacent niche segments (e.g. shuttle tankers, FSOs)	
	Crude / Gas Tankers	• Strong long term LNG demand story as part of energy transition • Some client overlap	
Diversification: *Operational Complexity* / *Less Clear Equity Story*	Diversified Energy Tankers	• Diversification strategy towards an energy shipping platform (crude + products + LPG + LNG)	
Conglomerate Discount	Diversified Shipping	• A fully diversified shipowner group across markets and customers	

17

CMB’s Proposal 5 May 2022

SETTING THE SCENE ON CMB’S PROPOSAL Apr. 2020 • Saverys shareholding in Euronav decreases below 5% May 2021 • Saverys family no longer has a seat at the Euronav Supervisory Board Dec. 2021 • CMB approached Euronav regarding a proposal to sell CMB’s fully owned subsidiary CMB.Tech to Euronav ‒ This proposal was presented to the Euronav Supervisory Board on 16 December 2021 and subsequently to Euronav’s financial advisor ‒ CMB management explained that multiple other financing options for CMB.Tech were investigated over the last few years together with external advisors Jan. 2022 • The Euronav Supervisory Board unanimously decided against a combination with CMB.Tech Mar. 2022 • On 25 March 2022, CMB management presented the combination proposal again to the Euronav Supervisory Board and their plan to present the envisaged transaction at the Euronav AGM • The Euronav Supervisory Board again unanimously decided against a combination with CMB.Tech • On 8 April 2022, CMB indicated via the press they opposed the combination between Euronav and Frontline and suggested an Apr. 2022 alternative project instead (to combine Euronav and CMB.Tech, but this proposition was not explained in detail) • On 26 April 2022, Euronav received a letter from CMB regarding the proposal for appointing 3 new board members for the AGM th taking place on the 19 of May 19

CMB.TECH – SPECULATIVE VENTURE COMPANY

CMB.Tech Business Overview

< €40m	46[1]	36	c.70
21A Sales	Vessels on the water	Vessels on order	Engineers

- CMB.Tech is a division of CMB that develops, operates, leases and/or sells cleantech assets based on hydrogen technology or Ammonia Internal Combustion Engine (H2-ICE / NH3-ICE)
- The company currently operates through 4 divisions: Marine, Industry, H2 Infra and Engineering
- CMB.Tech currently employs c.70 engineers and has a corporate presence in Belgium (HQ), the UK, Germany and Japan
- Following the delivery of the 36 ordered vessels, CMB.Tech will operate a total fleet of 82 vessels, which they intend to charter-out
- Diversified fleet ranging from container, dry bulk and chemical tankers to smaller boats (crew transfer vessels, ferries and tugboats)
- As the broader hydrogen industry, CMB.Tech remains in relative early stages of its development / growth trajectory, with a sizeable committed capex program of over a billion dollars up until 2025, mostly relating to its large container and dry bulk orderbook (ready to be retrofitted in Dual Fuel NH3 vessels if the market wants it)

Segments Overview

Marine
- Ownership, operation and leasing out / sale of diversified zero carbon fleet powered by hydrogen (H2) and ammonia (NH3) internal combustion engines



Non-Marine

Industry
- Design and retrofit of industrial applications to run on H2
- Covers a wide set of applications including trucks, vans, tractors, straddle carriers and gensets


H2

H2 Infra
- Technology and infrastructure to produce and distribute green H2 and NH3
- 4 main projects in Antwerp (inaug. in 2021), Namibia (green ammonia factory and hydrogen refueling station) and Japan (blue hydrogen production)



Engineering
- Team mainly focused on the prototyping, design and calibration of new hydrogen solutions
- Operates its own testing facilities in UK, Belgium and Japan



Source: *Company information*
(1) o/w 44 crew transfer vessels and 2 ferries

20

Impact of CMB’s Transaction Proposal on Euronav (1) Euronav Today After CMB’s Proposed Transaction • Focused tanker company with clear equity story • Highly diversified industrial conglomerate including marine and non-marine activities • Leading VLCC/Suezmax platform • Radical shift in the Euronav strategy • Robust financial profile with ample liquidity • Speculative, early-stage business profile and risk • Solid dividend track record • Highly leveraged balance sheet due to capital investment requirements • Independent and shareholder-friendly governance • CMB to control Euronav with approximately 50% • Proven track record as a leader in sustainable ownership stake after receiving shares in the shipping practices (2) transaction (1) Based on the Dec. 2021 proposal received from CMB (2) Taking into account the 16.5% stake as per latest 13D filing (of 26 Apr. 2022) 21

OUR ASSESSMENT OF CMB.TECH CONFIRMS THE LACK OF FIT AND EXCESSIVE RISK POSED BY MERGING WITH AN EARLY-STAGE VENTURE • The Marine fleet is very diverse (container shipping, dry bulk shipping, crew transfer vessels, tugboats, ferries, etc.) and operating in completely different markets outside the field of expertise of Euronav ‒ The marine diversification implies a shift away from Euronav’s strategic focus (i.e crude oil shipping) and would not bring any synergies Marine ‒ Multibillion fleet acquisitions will lead to significant cash requirements over the next years • The Industry division requires heavy upfront capex investments and lacks positive cash flow in the near-term Industry‒ Venture capital-like type of investment in a completely different business with no ties to the existing Euronav competencies ‒ Immaterial revenues were generated in 2021 • Infra is mainly driven by a very large green ammonia production plant in Namibia for a total capex investment amounting to several billions ‒ The risk associated with such a large investment, which is currently still in the planning phase, should not be underestimated and is not suited for a Infra mature company like Euronav ‒ To date, Euronav has no experience with the construction of large ammonia production plants, nor with doing business in Namibia • The Engineering division is purely a cost center that serves all of CMB.Tech’ business segments Engineering 22 Non - Marine Marine

CMB.TECH IS NOT AN ATTRACTIVE COMBINATION CANDIDATE FOR EURONAV… Combining with CMB.Tech would constitute a fundamental shift in strategy and corporate purpose for Euronav ‒ It would completely transform and dilute the current business model from being the leading public tanker company (with the strategic objective of further growth within the sector) towards becoming a highly diversified industrial conglomerate including marine and non-marine activities ‒ Although the objective for the combined entity would be an Ammonia/Hydrogen-ready fleet, its starting point will be materially skewed by the addition of one of the world’s largest crude tanker fleets ‒ Not only would it distort Euronav’s equity story, but it would also, in our view, distort CMB.Tech’s as well, which would be better off finding a more suitable funding partner to help propel CMB.Tech to the next level. As such, there appears to us to be a fundamental flaw at the heart of such a combination Lack of synergies in the combined business ‒ We expect net synergy losses resulting from a business combination with CMB.Tech due to the different nature of both fleets and the large portion of CMB’s non-marine activities CMB.Tech’s ambitious business plan will require significant funding and will not yield positive cash flows in the near term ‒ The lack of profitability at CMB.Tech’s level would significantly increase the risk profile of the Euronav shareholders in any combined business ‒ There is a significant risk linked to the multibillion investments for CMB.Tech’s green ammonia production plant in Namibia. Additionally, the profitability of this production plant is highly sensitive to the forecasted ammonia prices, illustrating the large risk undertaken by making such an investment ‒ A combination with CMB.Tech would jeopardize Euronav’s ability to pay out dividends for the foreseeable future ‒ Furthermore, based on the CMB.Tech valuation that was formally proposed on 16 December 2021, the CMB proposals would constitute a highly dilutive transaction which would benefit only CMB, with the share consideration resulting in CMB potentially gaining control of approximately half of the share capital of the Company based on their current shareholdings, at the expense of current Euronav shareholders 23

…WHICH IS SUPPORTED BY ANALYSTS’ VIEWS Selected Quotes from Equity Research Analysts “The shipping industry has a history of failed attempts at using other people’s money to make long-duration and speculative investments. In this context, it appears CMB is attempting to use its relatively small $370M investment to exert control over EURN’s many billions in assets. This could well add to a long string of Shipping’s corporate governance missteps that, unfortunately, the industry is notorious for.” 14 APRIL 2022 “Euronav shareholder CMB opposes the merger and proposes an alternative plan under which Euronav will phase out its tanker business and reinvest the cash flows in hydrogen and ammonia technology and vessels. We see very little merit in this plan. The tanker market should offer attractive opportunities in the coming decades, while the synergies with hydrogen and ammonia are minimal. […] CMB Tech currently operates a small fleet of smaller vessels (ferries, crew transfer vessels), which are very different from Euronav’s vessel regarding size and sailing time.” 19 APRIL 2022 ”I have no knowledge as to what kind of support the Saverys family have among investors, but I agree with what Euronav says, that investors are interested in a tanker and not a complete strategic shift toward something else.” 27 APRIL 2022 Source: Broker reports, Press articles 24

CANDIDATES PROPOSED BY CMB NOT ADDITIVE TO EURONAV’S SUPERVISORY BOARD CMB Nominees Implications for Euronav CMB Nominees Characteristics Bjarte Bøe Weakens Euronav’s Governance û • Served as Director on CMB.Tech profile by adding non- independent members Creates conflict of interest for û • Non-independent every investment and strategy Ludovic Saverys decision presented to the Supervisory Board • Currently Chief Financial Officer of the • Conflicted Motivated by desire to have CMB Group and Director of Saverco NV û Euronav finance the CMB.Tech venture, a project considered not • Not aligned with broader in the interest of Euronav and its stakeholders interest shareholders Patrick De Brabandere • Held Chief Financial Officer positions at All skills and expertise already û CMB NV sufficiently represented in • Currently serves as Director of CMB NV Euronav’s Boardroom and was previously on the Board of CMB.Tech 25

Appendix

CMB’S 13D FILING “On April 7, 2022, the Issuer and Frontline Ltd. (“Frontline”) issued a joint press release (the “Issuer Press Release”) announcing that the Issuer and Frontline have signed a term sheet relating to a potential stock-for-stock combination between the two companies. The Issuer Press Release further stated that the transaction remains subject to, among other things, agreement on a transaction structure and on the terms and conditions of the potential combination agreement. On April 8, 2022, CMB issued a press release (a copy of which is attached as Exhibit C to this Schedule 13D) (the “CMB Press Release”) announcing that CMB does not support the combination between Frontline and the Issuer. CMB questioned the current strategy of the Issuer and does not believe that a combination between the Issuer and Frontline will create added value for the Issuer’s stakeholders. CMB noted that it has had contacts from time to time with the Issuer’s Supervisory Board and management in which CMB proposed that the Issuer change its strategy to gradually diversify its fleet away from pure crude oil transportation and to focus on decarbonization. CMB stated that it will further endeavor to convince all stakeholders of the Issuer of the benefits of this alternative strategy, and will make appropriate proposals to the Issuer’s meeting of shareholders and actively engage in a dialogue among shareholders to reach that objective. Alexander Saverys, one of the Reporting Persons, conducted interviews with shipping industry press resulting in news articles appearing on April 8, 2022 and April 9, 2022 in industry publications. Mr. Saverys reiterated that the Reporting Persons do not support the potential combination and that the Reporting Persons will seek to make changes to the Supervisory Board. Mr. Saverys also stated that they may thereafter propose an alternative transaction with the Issuer involving CMB.Tech, the clean tech division of CMB. Mr. Saverys also noted that the Issuer had rejected CMB’s prior proposals relating to the strategic direction of the Issuer.” SEC SCHEDULE 13D FILING, PURPOSE OF TRANSACTION 12 APRIL 2022 https://www.sec.gov/Archives/edgar/data/1604481/000119312522102297/d335125dsc13da.htm 27

Disclaimer FORWARD LOOKING STATEMENTS Matters discussed in this presentation may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 (the Reform Act ) provides safe harbor protections for forward- looking statements within the meaning of the Reform Act. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Euronav desires to take advantage of the safe harbor provisions of the Reform Act and is including this cautionary statement in connection with this safe harbor legislation. The words believe , anticipate , intends , estimate , forecast , project , plan , potential , may , should , expect , pending and similar expressions identify forward-looking statements. The forward-looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Euronav and Frontline management's examination of historical operating trends, data contained in company records and other data available from third parties. Although Euronav and Frontline management believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the companies' control, there can be no assurance that Frontline or Euronav will accomplish these expectations, beliefs or projections. In addition to these important factors, other important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the ability of Frontline and Euronav to successfully complete the proposed combination on anticipated terms and timing, including, among other things, agreeing on a transaction structure, negotiating and executing definitive documentation, obtaining required shareholder and regulatory approvals, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of the combined group's operations and other important conditions to the completion of the acquisition, risks relating to the integration of operations of Frontline and Euronav and the possibility that the anticipated synergies and other benefits of the proposed combination will not be realized or will not be realized within the expected timeframe, the outcome of any legal proceedings related to the proposed combination, the failure of counterparties to fully perform their contracts with Frontline or Euronav, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values (including the possibility of a material decline or prolonged weakness in such rates), changes in demand for tanker vessel capacity, changes in the companies' operating expenses, including bunker prices, dry-docking and insurance costs, the market for the companies' vessels, availability of financing and refinancing to meet the capital needs of the combined group, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities in the tanker industry, including without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns, crew wages, changes in demand for oil and petroleum products and instances of off-hires and other factors. Please see Frontline's and Euronav's filings with the U.S. Securities and Exchange Commission (the “SEC”) for a more complete discussion of these and other risks and uncertainties. You are cautioned not to place undue reliance on Euronav's forward-looking statements. These forward-looking statements are and will be based upon Frontline and Euronav management's then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither Frontline nor Euronav assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date. IMPORTANT INFORMATION FOR INVESTORS This presentation is not a recommendation in favour of a vote on the proposed combination, nor is it a solicitation of proxies in connection with any such vote. In connection with the proposed combination, Frontline and/or Euronav may file with the SEC a registration statement on Form F–4 that may constitute a prospectus and may include a proxy of Frontline and/or Euronav (the “Registration Statement”). Frontline and Euronav may also file other relevant documents with the SEC regarding the proposed combination. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION AND RELATED MATTERS. You may obtain a free copy of the Registration Statement (if and when it becomes available) and other relevant documents filed by Frontline and Euronav with the SEC at the SEC's website at www.sec.gov. In addition, you will be able to obtain free copies of these documents by contacting the investor relations department of Frontline or Euronav at the following: Frontline Ltd. Lars H. Barstad Chief Executive Officer, Frontline Management AS Tel: +47 23 11 40 37 Email: lba@frontmgt.no Euronav NV Mr. Brian Gallagher Euronav Investor Relations Tel: +44 20 7870 0436 Email: IR@euronav.com NO OFFER OR SOLICITATION This presentation shall not constitute an offer to sell or the solicitation of an offer to buy, sell, or solicit any securities or any proxy vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. 28